     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2002


                                                      REGISTRATION NO. 333-92258

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         ------------------------------

                                 CIT GROUP INC.
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                         65-1095289
        (State or other jurisdiction of                           (I.R.S. Employer
         incorporation or organization)                         Identification No.)

                         ------------------------------

                          1211 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 536-1390
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                ROBERT J. INGATO
                          EXECUTIVE VICE PRESIDENT AND
                                GENERAL COUNSEL
                          1211 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 536-1390
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

                  ANDRE WEISS                                    MEREDITH B. CROSS
            SCHULTE ROTH & ZABEL LLP                         WILMER, CUTLER & PICKERING
                919 THIRD AVENUE                                2445 M STREET, N.W.
            NEW YORK, NEW YORK 10022                           WASHINGTON, D.C. 20037
                 (212) 756-2000                                    (202) 663-6000

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined in light of market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 23, 2002


PROSPECTUS
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]

                                 CIT GROUP INC.

                                DEBT SECURITIES

                                ----------------

    We may issue up to an aggregate of $12,177,600,000 of debt securities in one or more series with the same or different terms.

    When we offer specific debt securities, we will disclose the terms of those debt securities in a prospectus supplement that accompanies this prospectus. The prospectus supplement may also add, update and modify information contained or incorporated by reference in this prospectus. BEFORE YOU MAKE YOUR INVESTMENT DECISION, WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DESCRIBING THE SPECIFIC TERMS OF ANY OFFERING, TOGETHER WITH ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION."

    These debt securities may be either senior or senior subordinated in priority of payment and will be direct unsecured obligations.

    The terms of any debt securities offered to the public will depend on market conditions at the time of sale. We reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the debt securities that we offer.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.


                  THE DATE OF THIS PROSPECTUS IS JULY   , 2002

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
CIT GROUP INC...............................................      3

RATIOS OF EARNINGS TO FIXED CHARGES.........................     13

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........     14

USE OF PROCEEDS.............................................     15

DESCRIPTION OF DEBT SECURITIES..............................     16

PLAN OF DISTRIBUTION........................................     22

EXPERTS.....................................................     23

LEGAL OPINIONS..............................................     23

WHERE YOU CAN FIND MORE INFORMATION.........................     23

                                 CIT GROUP INC.

GENERAL

    CIT is a leading global commercial and consumer finance company that has been a consistent provider of financing and leasing capital since 1908. With about $48 billion of managed assets, we have the financial resources, intellectual capital and product knowledge to serve the needs of our clients across 30 industries. Our clients range from small private companies to many of the world's largest and most respected multinational corporations.

    We commenced operations in 1908 and have developed a broad array of "franchise" businesses that focus on specific industries, asset types and markets, which are balanced by client, industry and geographic diversification. We had $48.1 billion of managed assets and $6.5 billion of shareholder's equity at March 31, 2002.

    On June 1, 2001, CIT was acquired by a wholly-owned subsidiary of Tyco International Ltd. ("Tyco"), a diversified manufacturing and service company, in a purchase business combination recorded under the "push-down" method of accounting, resulting in a new basis of accounting for the "successor" period beginning June 2, 2001. Information relating to all "predecessor" periods prior to the acquisition is presented using CIT's historical basis of accounting. Following the acquisition, we changed our fiscal year end from December 31 to September 30 to conform with that of Tyco. On September 30, 2001, we sold certain international subsidiaries that had assets of approximately
$1.8 billion and liabilities of $1.5 billion to a non-U.S. subsidiary of Tyco for a promissory note equal to the net book value. Our earnings included the results of these subsidiaries through September 30, 2001. On February 11, 2002, CIT repurchased these international subsidiaries for a purchase price equal to the net book value. The financial information presented in this section includes the international subsidiaries repurchased from Tyco for all periods presented; as a result, the Balance Sheet Data at September 30, 2001 varies slightly from comparable data reported in CIT's Form 10-K for the transition period ended September 30, 2001.

    On July 8, 2002, Tyco completed a sale of 100% of CIT's common stock in an initial public offering. Immediately prior to the offering, a restructuring was effectuated whereby our predecessor CIT Group Inc., a Nevada corporation (which is referred to in this prospectus as CIT Group Inc. (Nevada)) was merged with and into its parent Tyco Capital Holding, Inc., and that combined entity was further merged with and into CIT Group Inc. (Del), a Delaware corporation. In connection with the reorganization, CIT Group Inc. (Del) was renamed CIT
Group Inc. As a result of the reorganization, CIT is the successor to CIT
Group Inc. (Nevada)'s business, operations, obligations and SEC registration.

    We have divested over $5 billion of non-core, less profitable assets and reduced annual operating expenses by $150 million over the last year. These improvements will allow us to continue to effectively execute our strategy across our broad range of businesses.

    The financial data in this section reflects the four business segments that comprise CIT, as follows:

    - Equipment Financing and Leasing

    - Specialty Finance

    - Commercial Finance

    - Structured Finance

    We conduct our operations through strategic business units that market products and services to satisfy the financing needs of specific customers, industries, vendors/manufacturers and markets. Our business segments are described in greater detail below.

    We offer commercial lending and leasing in all four of the segments, providing a wide range of financing and leasing products to small, midsize and larger companies across a wide variety of industries, including: manufacturing, retailing, transportation, aerospace, construction, technology, communication and various service-related industries. The secured lending, leasing and factoring products of our operations include direct loans and leases, operating leases, leveraged and single investor leases, secured revolving lines of credit and term loans, credit protection, accounts receivable collection, import and export financing, debtor-in-possession and turnaround financing, and acquisition and expansion financing. Consumer lending is conducted in our Specialty Finance segment and consists primarily of home equity lending to consumers originated largely through a network of brokers and correspondents.

    Transactions are generated through direct calling efforts with borrowers, lessees, equipment end-users, vendors, manufacturers and distributors and through referral sources and other intermediaries. In connection with our separation from Tyco, we entered into a financial services cooperation agreement with Tyco under which we may have the opportunity to offer financing and other services to Tyco and Tyco customers. In addition, our strategic business units jointly structure certain transactions and refer or cross-sell transactions to other CIT units to best meet our customers' overall financing needs. We also buy and sell participations in and syndications of finance receivables and/or lines of credit. In addition, from time to time in the normal course of business, we purchase finance receivables in bulk to supplement our originations and sell select finance receivables and equipment under operating leases for risk and other balance sheet management purposes, or to improve profitability.

EQUIPMENT FINANCING AND LEASING SEGMENT

    Our Equipment Financing and Leasing operations had total financing and leasing assets of $15.5 billion at March 31, 2002, representing 45.7% of total financing and leasing assets, and managed assets were $19.2 billion, or 40.0% of total managed assets. We conduct our Equipment Financing and Leasing operations through two strategic business units:

    - EQUIPMENT FINANCING offers secured equipment financing and leasing and focuses on the broad distribution of its products through manufacturers, dealers/distributors, intermediaries and direct calling efforts primarily in manufacturing, construction, transportation, food services/stores and other industries.

    - CAPITAL FINANCE offers secured equipment financing and leasing by directly marketing customized transactions of commercial aircraft and rail equipment.

    Equipment Financing and Capital Finance personnel have extensive expertise in managing equipment over its full life cycle, including purchasing new equipment, maintaining and repairing equipment, estimating residual values and re-marketing via re-leasing or selling equipment. Equipment Financing's and Capital Finance's equipment and industry expertise enables them to effectively manage residual value risk. For example, Capital Finance can repossess commercial aircraft, if necessary, obtain any required maintenance and repairs for such aircraft, and recertify such aircraft with appropriate authorities. We manage the equipment, the residual value, and the risk of equipment remaining idle for extended periods of time and, where appropriate, we locate alternative equipment users or purchasers.

    The following table sets forth the managed assets of our Equipment Financing and Leasing segment at March 31, 2002, September 30, 2001 and at December 31 for each of the years in the four-year period ended December 31, 2000 ($ in millions).

                                                                                                    DECEMBER 31,
                                                        MARCH 31,   SEPTEMBER 30,   ---------------------------------------------
EQUIPMENT FINANCING AND LEASING                           2002          2001          2000        1999        1998        1997
-------------------------------                         ---------   -------------   ---------   ---------   ---------   ---------
                                                               (SUCCESSOR)                          (PREDECESSOR)
Finance receivables...................................  $10,666.1     $11,555.0     $14,202.7   $12,999.6   $10,592.9   $ 9,804.1
Operating lease equipment, net........................    4,823.1       4,554.1       5,875.3     4,017.1     2,774.1     1,905.6
                                                        ---------     ---------     ---------   ---------   ---------   ---------
  Total financing and leasing assets..................   15,489.2      16,109.1      20,078.0    17,016.7    13,367.0    11,709.7
Finance receivables previously securitized and still
  managed by us.......................................    3,752.5       4,464.8       6,387.2     2,189.4          --          --
                                                        ---------     ---------     ---------   ---------   ---------   ---------
Total managed assets..................................  $19,241.7     $20,573.9     $26,465.2   $19,206.1   $13,367.0   $11,709.7
                                                        =========     =========     =========   =========   =========   =========

    During the nine months ended September 30, 2001, certain intersegment transfers of assets were completed from Equipment Financing to Specialty Finance to better align marketing and risk management efforts, to further improve operating efficiencies and to implement a more uniform North American business strategy.

EQUIPMENT FINANCING

    Equipment Financing had total financing and leasing assets of $10.0 billion at March 31, 2002, representing 29.5% of our total financing and leasing assets, and managed assets were $13.8 billion, or 28.6% of total managed assets. Equipment Financing offers secured equipment financing and leasing products, including loans, leases, wholesale and retail financing for distributors and manufacturers, loans guaranteed by the U.S. Small Business Administration, operating leases, sale and leaseback arrangements, portfolio acquisitions, municipal leases, revolving lines of credit and in-house syndication capabilities. In connection with our acquisition by Tyco, in fiscal 2002 Equipment Financing ceased origination of, and placed in liquidation status, the trucking and franchise finance portfolios. The portfolios approximated
$1.2 billion at March 31, 2002.

    Equipment Financing is a diversified, middle-market, secured equipment lender with a global presence and strong North American marketing coverage. At March 31, 2002, its portfolio included significant financing and leasing assets to customers in a number of different industries, with manufacturing being the largest as a percentage of financing and leasing assets, followed by construction and transportation. The Small Business Lending group is the number one provider of Small Business Administration loans in the United States, based on dollar amount of SBA loan authorizations.

    Products are originated through direct calling on customers and through relationships with manufacturers, dealers, distributors and intermediaries that have leading or significant marketing positions in their respective industries. This provides Equipment Financing with efficient access to equipment end-users in many industries across a variety of equipment types.

    The following table sets forth the managed assets of Equipment Financing at March 31, 2002, September 30, 2001 and at December 31 for each of the years in the four-year period ended December 31, 2000 ($ in millions). Both the increase in assets during 2000 and the decrease in assets in 2001 resulted primarily from asset transfers between Specialty Finance and Equipment Financing.

                                                                                                     DECEMBER 31,
                                                          MARCH 31,   SEPTEMBER 30,   -------------------------------------------
EQUIPMENT FINANCING                                         2002          2001          2000        1999        1998       1997
-------------------                                       ---------   -------------   ---------   ---------   --------   --------
                                                                 (SUCCESSOR)                         (PREDECESSOR)
Finance receivables.....................................  $ 9,131.5     $ 9,782.0     $12,153.7   $10,899.3   $8,497.6   $7,403.4
Operating lease equipment, net..........................      872.8       1,281.7       2,280.7     1,066.2      765.1      623.8
                                                          ---------     ---------     ---------   ---------   --------   --------
Total financing and leasing assets......................   10,004.3      11,063.7      14,434.4    11,965.5    9,262.7    8,027.2
Finance receivables previously securitized and still
  managed by us.........................................    3,752.5       4,464.8       6,387.2     2,189.4         --         --
                                                          ---------     ---------     ---------   ---------   --------   --------
Total managed assets....................................  $13,756.8     $15,528.5     $20,821.6   $14,154.9   $9,262.7   $8,027.2
                                                          =========     =========     =========   =========   ========   ========

CAPITAL FINANCE

    Capital Finance had financing and leasing assets of $5.5 billion at March 31, 2002, which represented 16.2% of our total financing and leasing assets and 11.4% of managed assets. Capital Finance specializes in providing customized leasing and secured financing primarily to end-users of commercial aircraft and railcars, including operating leases, single investor leases, equity portions of leveraged leases, and sale and leaseback arrangements, as well as loans secured by equipment. Typical Capital Finance customers are middle-market to larger-sized companies. New business is generated through direct calling efforts supplemented with transactions introduced by intermediaries and other referral sources.

    Capital Finance has provided financing to commercial airlines for over 30 years. The Capital Finance aerospace portfolio includes most of the leading U.S. and foreign commercial airlines, with a fleet of approximately 200 aircraft and an average age of approximately nine years. Capital Finance has developed strong direct relationships with most major airlines and major aircraft and aircraft engine manufacturers. This provides Capital Finance with access to technical information, which enhances customer service, and provides opportunities to finance new business. As of March 31, 2002, outstanding commitments to purchase aircraft from both Airbus Industrie and The Boeing Company totaled 107 units at an approximate value of $5.0 billion. In addition, we have options to purchase additional units and in some cases, the flexibility to delay or terminate certain positions. Deliveries of these new aircraft are scheduled to take place over a five-year period, which started in the fourth quarter of calendar year 2000 and runs through 2005. As of March 31, 2002, all delivered aircraft have been placed in service.

    Capital Finance has over 25 years of experience in financing the rail industry, contributing to its knowledge of asset values, industry trends, product structuring and customer needs. Capital Finance has a dedicated rail equipment group, maintains relationships with several leading railcar manufacturers, and has a significant direct calling effort on railroads and rail shippers in the United States. The Capital Finance rail portfolio includes loans and/or leases to all of the U.S. and Canadian Class I railroads (which are railroads with annual revenues of at least $250 million) and numerous shippers. The operating lease fleet includes primarily covered hopper cars used to ship grain and agricultural products, plastic pellets and cement; gondola cars for coal, steel coil and mill service; open hopper cars for coal and aggregates; center beam flat cars for lumber; and boxcars for paper and auto parts. Railcars total in excess of 38,000 at March 31, 2002, with approximately 77% less than six years old. Capital Finance also has a fleet of approximately 500 locomotives on lease to U.S. railroads at March 31, 2002.

    The following table sets forth the financing and leasing assets of Capital Finance at March 31, 2002, September 30, 2001 and at December 31 for each of the years in the four-year period ended December 31, 2000 ($ in millions).

                                                                                                      DECEMBER 31,
                                                            MARCH 31,   SEPTEMBER 30,   -----------------------------------------
CAPITAL FINANCE                                               2002          2001          2000       1999       1998       1997
---------------                                             ---------   -------------   --------   --------   --------   --------
                                                                   (SUCCESSOR)                        (PREDECESSOR)
Finance receivables.......................................  $1,534.6       $1,773.0     $2,049.0   $2,100.3   $2,095.3   $2,400.7
Operating lease equipment, net............................   3,950.3        3,272.4      3,594.6    2,950.9    2,009.0    1,281.8
                                                            --------       --------     --------   --------   --------   --------
Total financing and leasing assets........................  $5,484.9       $5,045.4     $5,643.6   $5,051.2   $4,104.3   $3,682.5
                                                            ========       ========     ========   ========   ========   ========

SPECIALTY FINANCE SEGMENT

    The Specialty Finance segment is the combination of the former Vendor Technology Finance and Consumer segments, which were consolidated during the second quarter of 2001, consistent with how activities are reported internally to management. Specialty Finance assets include certain small ticket commercial financing and leasing assets, vendor programs and consumer home equity. At
March 31, 2002, the Specialty Finance financing and leasing assets totaled
$10.9 billion, representing 32.3% of total financing, and leasing assets and managed assets were $17.9 billion, representing 37.3% of total managed assets. As part of our review of non-strategic businesses, in fiscal 2001 we sold approximately $1.4 billion of our manufactured housing loan portfolio and we are liquidating the remaining assets. We also exited the recreational vehicle finance receivables origination market and placed the existing portfolio in liquidation status. In October 2001, we sold approximately $700 million of this liquidating portfolio. The primary focus of the consumer business is home equity lending. As part of an ongoing strategy to maximize the value of its origination network and to improve overall profitability, Specialty Finance sells individual loans and portfolios of loans to banks, thrifts and other originators of consumer loans.

    Specialty Finance forms relationships with industry-leading equipment vendors, including manufacturers, dealers and distributors, to deliver customized asset-based sales and financing solutions in a wide array of vendor programs. These alliances allow CIT's vendor partners to better utilize core competencies, reduce capital needs and drive incremental sales volume. As part of these programs, we offer credit financing to the manufacturer's customers for the purchase or lease of the manufacturer's products and enhanced sales tools to manufacturers and vendors, such as asset management services, efficient loan processing, and real-time credit adjudication. Higher level partnership programs provide integration with the vendor's business planning process and product offering systems to improve execution and reduce cycle times. Specialty Finance has significant vendor programs in information technology and telecommunications equipment and serves many other industries through its global network.

    These vendor alliances feature traditional vendor finance programs, joint ventures, profit sharing and other transaction structures entered into with large, sales-oriented corporate vendor partners. In the case of joint ventures, Specialty Finance and the vendor combine sales and financing activities through a distinct legal entity that is jointly owned. Generally, these arrangements are accounted for on an equity basis, with profits and losses distributed according to the joint venture agreement. Additionally, Specialty Finance generally purchases finance receivables originated by the joint venture entities. Specialty Finance also utilizes "virtual joint ventures," whereby the assets are originated on Specialty Finance's balance sheet, while profits and losses are shared with the vendor. These types of strategic alliances are a key source of business for Specialty Finance. New vendor alliance business is also generated through intermediaries and other referral sources, as well as through direct end-user relationships.

    The home equity products include both fixed and variable rate closed-end loans and variable rate lines of credit. This unit primarily originates, purchases and services loans secured by first or second liens on detached, single family residential properties. Customers borrow for the purpose of consolidating debts, refinancing an existing mortgage, funding home improvements, paying education expenses and, to a lesser extent, purchasing a home, among other reasons. Specialty Finance primarily originates loans through brokers and correspondents with a high proportion of home equity applications processed electronically over the internet via BrokerEdge(SM) using proprietary systems. Through experienced lending professionals and automation, Specialty Finance provides rapid turnaround time from application to loan funding, a characteristic considered to be critical by its broker relationships.

    Consumer contract servicing for securitization trusts and other third parties is provided through a centralized Asset Service Center. Our Asset Service Center centrally services and collects substantially all of our consumer receivables, including loans originated or purchased by our Specialty Finance segment, as well as loans originated or purchased and subsequently securitized with servicing retained. The servicing portfolio also includes loans owned by third parties that are serviced by our Specialty Finance segment for a fee on a "contract" basis. These third-party portfolios totaled $3.2 billion at March 31, 2002.

    Commercial assets are serviced via our several centers in the United States, Canada and internationally. During the six months ended March 31, 2002, Specialty Finance closed selected service centers in North America and Europe.

    The following table sets forth the managed assets of our Specialty Finance segment at March 31, 2002, September 30, 2001 and at December 31 for each of the years in the four-year period ended December 31, 2000 ($ in millions). The reduction in financing and leasing assets during 2001 reflects the disposition (or partial disposition) of non-strategic businesses, including the United Kingdom dealer business and manufactured housing loans.

                                                                                                     DECEMBER 31,
                                                          MARCH 31,   SEPTEMBER 30,   -------------------------------------------
SPECIALTY FINANCE                                           2002          2001          2000        1999        1998       1997
-----------------                                         ---------   -------------   ---------   ---------   --------   --------
                                                                 (SUCCESSOR)                         (PREDECESSOR)
Finance receivables
  Commercial............................................  $ 6,801.7     $ 6,791.6     $ 6,864.5   $ 7,488.9   $     --   $     --
  Home Equity...........................................    1,553.4       2,760.2       2,451.7     2,215.4    2,244.4    1,992.3
  Liquidating Portfolios
      Recreational vehicles (1).........................       23.4         742.6         648.0       361.2      744.0      501.9
      Manufactured housing..............................      639.1         470.9       1,802.1     1,666.9    1,417.5    1,125.7
      Other (2).........................................      202.4         229.7         298.2       462.8      848.4      313.1
                                                          ---------     ---------     ---------   ---------   --------   --------
                                                              864.9       1,443.2       2,748.3     2,490.9    3,009.9    1,940.7
Operating lease equipment, net..........................    1,717.4       1,796.1       1,256.5     2,108.8         --         --
                                                          ---------     ---------     ---------   ---------   --------   --------
Total financing and leasing assets (3)..................   10,937.4      12,791.1      13,321.0    14,304.0    5,254.3    3,933.0
Finance receivables previously securitized and still
  managed by us.........................................    7,003.9       5,683.1       4,729.1     8,849.9    2,516.9    2,385.6
                                                          ---------     ---------     ---------   ---------   --------   --------
Total managed assets....................................  $17,941.3     $18,474.2     $18,050.1   $23,153.9   $7,771.2   $6,318.6
                                                          =========     =========     =========   =========   ========   ========

------------------------------

 (1) In October 2001, we sold approximately $700 million of recreational vehicle finance receivables.

 (2) Balances include recreational boat and wholesale loan product lines exited in 1999.

 (3) Prior year balances have been conformed to include our former Vendor Technology and Consumer segments.

    As previously discussed, during the nine months ended September 30, 2001, certain intersegment transfers of assets were completed from Equipment Financing to Specialty Finance and are reflected in the table above.

COMMERCIAL FINANCE SEGMENT

    At March 31, 2002, the financing and leasing assets of our Commercial Finance segment totaled $4.4 billion, representing 13.1% of total financing and leasing assets and $7.9 billion, representing 16.4% of managed assets. We conduct our Commercial Finance operations through two strategic business units, both of which focus on accounts receivable and inventories as the primary source of security for their lending transactions.

    - COMMERCIAL SERVICES provides traditional secured commercial financing, as well as factoring and receivable/collection management products to companies in apparel, textile, furniture, home furnishings and other industries.

    - BUSINESS CREDIT provides traditional secured commercial financing to a full range of borrowers from small to larger-sized companies for working capital business expansion and turnaround needs.

    The following table sets forth the financing and leasing assets of Commercial Finance at March 31, 2002, September 30, 2001 and at December 31 for each of the years in the four-year period ended December 31, 2000 ($ in millions).

                                                                                                      DECEMBER 31,
                                                            MARCH 31,   SEPTEMBER 30,   -----------------------------------------
COMMERCIAL FINANCE                                            2002          2001          2000       1999       1998       1997
------------------                                          ---------   -------------   --------   --------   --------   --------
                                                                   (SUCCESSOR)                        (PREDECESSOR)
Commercial Services.......................................  $  756.1       $5,112.2     $4,277.9   $4,165.1   $2,481.8   $2,113.1
Business Credit...........................................   3,680.6        3,544.9      3,415.8    2,837.0    2,514.4    2,137.7
                                                            --------       --------     --------   --------   --------   --------
  Total financing and leasing assets......................   4,436.7        8,657.1      7,693.7    7,002.1    4,996.2    4,250.8
  Total receivables securitized and still managed by us...   3,432.4             --           --         --         --         --
                                                            --------       --------     --------   --------   --------   --------
  Total managed assets....................................  $7,869.1       $8,657.1     $7,693.7   $7,002.1   $4,996.2   $4,250.8
                                                            ========       ========     ========   ========   ========   ========

    In 1999, Commercial Services acquired two domestic factoring businesses, which added in excess of $1.5 billion in financing and leasing assets.

COMMERCIAL SERVICES

    Commercial Services had total financing and leasing assets of $0.8 billion at March 31, 2002, which represented 2.2% of our total financing and leasing assets and $4.2 billion, representing 8.7% of managed assets. The decline in financing and leasing assets of Commercial Services is due to the securitization related to $3.4 billion of trade receivables executed in connection with our liquidity initiatives. Commercial Services offers a full range of domestic and international customized credit protection, lending and outsourcing services that include working capital and term loans, factoring, receivable management outsourcing, bulk purchases of accounts receivable, import and export financing and letter of credit programs. Commercial Services generates business regionally from a variety of sources, including direct calling efforts and referrals from existing clients and other sources.

    Financing is provided to clients through the purchase of accounts receivable owed to clients by their customers, as well as by guaranteeing amounts due under letters of credit issued to the clients' suppliers, which are collateralized by accounts receivable and other assets. The purchase of accounts receivable is traditionally known as "factoring" and results in the payment by the client of a factoring fee which is commensurate with the underlying degree of credit risk and recourse, and which is generally a percentage of the factored receivables or sales volume. When Commercial Services "factors" (i.e., purchases) a customer invoice from a client, it records the customer receivable as an asset and also establishes a liability for the funds due to the client ("credit balances of factoring clients"). Commercial Services also may advance funds to its clients prior to collection of receivables, typically in an amount up to 80% of eligible accounts receivable (as defined for that transaction), charging interest on such advances (in addition to any factoring fees) and satisfying such advances from receivables collections.

    Clients use Commercial Services' products and services for various purposes, including improving cash flow, mitigating or reducing the risk of charge-offs, increasing sales and improving management information. Further, with the TotalSource(SM) product, clients can outsource bookkeeping, collection and other receivable processing activities. These services are attractive to industries outside the typical factoring markets, providing growth opportunities for Commercial Services.

BUSINESS CREDIT

    Financing and leasing assets of Business Credit totaled $3.7 billion at March 31, 2002 and represented 10.9% of our total financing and leasing assets and 7.7% of managed assets. Business Credit offers revolving and term loans secured by accounts receivable, inventories and fixed assets to smaller through larger-sized companies. Clients use such loans primarily for working capital, growth, expansion, acquisitions, refinancings and debtor-in-possession financing, reorganization and restructurings, and turnaround financings. Business Credit sells and purchases participation interests in such loans to and from other lenders.

    Through its variable interest rate senior revolving and term loan products, Business Credit meets its customers' financing needs for working capital, growth, acquisition and other financing situations that are otherwise not met through bank or other unsecured financing alternatives. Business Credit typically structures financings on a fully secured basis, though, from time to time, it may look to a customer's cash flow to support a portion of the credit facility. Revolving and term loans are made on a variable interest rate basis based on published indexes, such as LIBOR or a prime rate of interest.

    Business is originated through direct calling efforts and intermediary and referral sources, as well as through sales and regional offices. Business Credit has focused on increasing the proportion of direct business origination to improve its ability to capture or retain refinancing opportunities and to enhance finance income. Business Credit has developed long-term relationships with selected finance companies, banks and other lenders and with many diversified referral sources.

STRUCTURED FINANCE SEGMENT

    Structured Finance had financing and leasing assets of $3.0 billion, comprising 9.0% of our total financing and leasing assets and 6.3% of managed assets at March 31, 2002. Structured Finance operates internationally through operations in the United States, Canada, and Europe. Structured Finance provides specialized investment banking services to the international corporate finance and institutional finance markets by providing asset-based financing for large ticket asset acquisitions and project financing and related advisory services to equipment manufacturers, corporate clients, regional airlines, governments and public sector agencies. Communications, transportation, and the power and utilities sectors are among the industries that Structured Finance serves.

    Structured Finance also serves as an origination conduit to its lending partners by seeking out and creating investment opportunities. Structured Finance has established relationships with insurance companies and institutional investors and can arrange financing opportunities that meet asset class, yield, duration and credit quality requirements. Accordingly, Structured Finance has considerable syndication and fee generation capacity.

    Structured Finance continues to arrange transaction financing and participate in merger and acquisition transactions and has venture capital equity investments, totaling $352.2 million at March 31, 2002, in emerging growth enterprises in selected industries, including information technology, communications, life science and consumer products, as well as investments in private equity funds. The portfolio composition is approximately 60% direct investments and 40% venture capital funds. We do not plan to invest in new venture capital funds or make additional direct investments beyond existing commitments.

    The following table sets forth the financing and leasing assets of Structured Finance at March 31, 2002, September 30, 2001 and December 31, 2000 and 1999 ($ in millions).

                                                                                   DECEMBER 31,
                                                   MARCH 31,    SEPTEMBER 30,   -------------------
STRUCTURED FINANCE                                    2002          2001          2000       1999
------------------                                 ----------   -------------   --------   --------
                                                          (SUCCESSOR)              (PREDECESSOR)
Finance receivables..............................   $2,620.0      $2,777.1      $2,347.3   $1,933.9
Operating lease equipment, net...................       63.5          52.6          58.8         --
Other--Equity Investments........................      352.2         342.2         285.8      137.3
                                                    --------      --------      --------   --------
  Total financing and leasing assets.............   $3,035.7      $3,171.9      $2,691.9   $2,071.2
                                                    ========      ========      ========   ========

SECURITIZATION PROGRAM

    We fund most of our assets on balance sheet by accessing various sectors of the capital markets. In an effort to broaden funding sources and to provide an additional source of liquidity, we have in place an array of securitization programs to access both the public and private asset-backed securitization markets. Current products included in these programs include receivables and leases secured by equipment, consumer loans secured by recreational vehicles and residential real estate and accounts receivable of factoring clients. During the six months ended March 31, 2002, we securitized $7.4 billion of financing and leasing assets, including $3.4 billion of trade receivables and the outstanding securitized asset balance at March 31, 2002 was $14.2 billion or 29.5% of our total managed assets.

    Under a typical asset-backed securitization, we sell a "pool" of secured loans or leases to a special-purpose entity, generally a trust. The special-purpose entity, in turn, typically issues certificates and/or notes that are collateralized by the pool and entitle the holders thereof to participate in certain pool cash flows. We retain the servicing of the securitized contracts, for which we earn a servicing fee. We also participate in certain "residual" cash flows (cash flows after payment of principal and interest to certificate and/or note holders, servicing fees and other credit-related disbursements). At the date of securitization, we estimate the "residual" cash flows to be received over the life of the securitization, record the present value of these cash flows as a retained interest in the securitization (retained interests can include bonds issued by the special-purpose entity, cash reserve accounts on deposit in the special-purpose entity or interest only receivables) and typically recognize a gain.

    In estimating residual cash flows and the value of the retained interests, we make a variety of financial assumptions, including pool credit losses, prepayment speeds and discount rates. These assumptions are supported by both our historical experience and anticipated trends relative to the particular products securitized. Subsequent to recording the retained interests, we review them quarterly for impairment based upon estimated fair values. These reviews are performed on a disaggregated basis. Fair values of retained interests are estimated utilizing current pool demographics, actual note/certificate outstandings, current and anticipated credit losses, prepayment speeds and discount rates. During the six months ended March 31, 2002, we recorded securitization gains of $62.7 million (9.7% of pre-tax income) on $3.9 billion (excluding trade receivable securitization volume) of financing and leasing assets securitized. During the same period in 2001, we recorded securitization gains of $78.0 million (14.9% of pre-tax income) on $2.3 billion of financing and leasing assets securitized. Management targets a maximum of approximately 15% of pre-tax income from securitization gains. Our retained interests had a carrying value at March 31, 2002 of $1,267.6 million, including interests in commercial securitized assets of $983.0 million and consumer securitized assets of $284.6 million. Not included in these balances is our retained interest in trade receivables, net of reserves of $2.5 billion. Retained interests are subject to credit and prepayment risk. Our interests relating to commercial securitized assets are generally subject to lower prepayment risk because of the contractual terms of the underlying receivables. These assets are subject to the same credit granting and monitoring processes.

COMPETITION

    Our markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. Competitors include captive and independent finance companies, commercial banks and thrift institutions, industrial banks, leasing companies, manufacturers and vendors with global reach. Substantial financial services networks with global reach have been formed by insurance companies and bank holding companies that compete with us. On a local level, community banks and smaller independent finance and mortgage companies are a competitive force. Some competitors have substantial local market positions. Many of our competitors are large companies that have substantial capital, technological and marketing resources. Some of these competitors are larger than us and may have access to capital at a lower cost than us. Competition has been enhanced in recent years by a strong economy and growing marketplace liquidity, although, during 2001, the economy slowed and marketplace liquidity tightened. The markets for most of our products are characterized by a large number of competitors, although there continues to be consolidation in the industry. However, with respect to some of our products, competition is more concentrated.

    We compete primarily on the basis of pricing, terms and structure. From time to time, our competitors seek to compete aggressively on the basis of these factors and we may lose market share to the extent we are unwilling to match competitor pricing and terms in order to maintain interest margins and/or credit standards.

    Other primary competitive factors include industry experience and client service and relationships. In addition, demand for our products with respect to certain industries will be affected by demand for such industry's services and products and by industry regulations.

REGULATION

    Our operations are subject, in certain instances, to supervision and regulation by state, federal and various foreign governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things,
(i) regulate credit granting activities, including establishing licensing requirements, if any, in applicable jurisdictions, (ii) establish maximum interest rates, finance charges and other charges, (iii) regulate customers' insurance coverages, (iv) require disclosures to customers,
(v) govern secured transactions, (vi) set collection, foreclosure, repossession and claims handling procedures and other trade practices, (vii) prohibit discrimination in the extension of credit and administration of loans, and
(viii) regulate the use and reporting of information related to a borrower's credit experience. In addition to the foregoing, CIT OnLine Bank, a Utah industrial loan corporation wholly owned by CIT, is subject to regulation and examination by the Federal Deposit Insurance Corporation and the Utah Department of Financial Institutions.

EMPLOYEES

    CIT employed approximately 6,235 people at March 31, 2002, of which approximately 4,585 were employed in the United States and 1,650 were outside the United States.

FACILITIES

    CIT conducts its operations in the United States, Canada, Europe, Latin America, Australia and the Asia-Pacific region. CIT occupies approximately
2.6 million square feet of office space, substantially all of which is leased.

LEGAL PROCEEDINGS

    We are a defendant in various lawsuits arising in the ordinary course of our business. We aggressively manage our litigation and evaluate appropriate responses to our lawsuits in light of a number of factors, including the potential impact of the actions on the conduct of our operations. In the opinion of management, none of the pending matters is expected to have a material adverse effect on our financial condition, liquidity or results of operations. However, there can be no assurance that an adverse decision in one or more of such lawsuits will not have a material adverse effect.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of CIT for each of the periods indicated.

                                  SIX MONTHS
                                     ENDED
                                   MARCH 31,        NINE MONTHS ENDED                 YEARS ENDED DECEMBER 31,
                              -------------------     SEPTEMBER 30,     ----------------------------------------------------
                                2002       2001           2001            2000       1999       1998       1997       1996
                              --------   --------   -----------------   --------   --------   --------   --------   --------
Ratios of Earnings to Fixed
  Charges                      (1)        1.40x            1.37x         1.39x      1.45x      1.49x      1.51x      1.49x

    We have computed the ratios of earnings to fixed charges in accordance with requirements of the SEC's Regulation S-K. Earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, minority interest in a subsidiary trust holding solely debentures of CIT and one-third of rent expense which is deemed representative of an interest factor.

(1) Earnings were insufficient to cover fixed charges by $3,873.1 million in the six months ended March 31, 2002. Earnings for the six months ended March 31, 2002 included a non-cash, estimated goodwill impairment charge of $4,512.7 million in accordance with SFAS 142, "Goodwill and Other Intangible Assets." The ratio of earnings to fixed charges includes total fixed charges of $737.2 million and a loss before provision for income taxes of $3,873.1 million resulting in a total loss before provision for income taxes and fixed charges of ($3,135.9) million.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in this prospectus and the documents incorporated by reference are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements or other documents filed with the SEC or in communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to known and unknown risks, uncertainties and contingencies. Forward-looking statements are included, for example, in the discussions about:

    - our liquidity risk management,

    - our credit risk management,

    - our asset/liability risk management,

    - our capital, leverage and credit ratings,

    - our operational and legal risks,

    - how we may be affected by legal proceedings, and

    - our separation from Tyco and our relationship with Tyco following the separation.

    All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

    - risks of economic slowdown, downturn or recession,

    - industry cycles and trends,

    - risks inherent in changes in market interest rates,

    - funding opportunities and borrowing costs,

    - changes in funding markets, including commercial paper, term debt and the asset-backed securitization markets,

    - uncertainties associated with risk management, including credit, prepayment, asset/liability, interest rate and currency risks,

    - adequacy of reserves for credit losses,

    - risks associated with the value and recoverability of leased equipment and lease residual values,

    - risks associated with the potential further impairment of our goodwill,

    - changes in regulations governing our business and operations or permissible activities,

    - changes in competitive factors, and

    - future acquisitions and dispositions of businesses or asset portfolios.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of any debt securities offered under this prospectus to provide additional working funds for us and our subsidiaries. Generally, we use the proceeds of our short-term borrowings primarily to originate and purchase receivables in the ordinary course of our business. We have not yet determined the amounts that we may use in connection with our business or that we may furnish to our subsidiaries. From time to time, we may also use the proceeds to finance the bulk purchase of receivables and/or the acquisition of other finance-related businesses.

                         DESCRIPTION OF DEBT SECURITIES


    The debt securities offered by this prospectus will be unsecured obligations of CIT and will be either senior debt or senior subordinated debt. Senior debt will be issued under a senior debt indenture. Senior subordinated debt will be issued under a senior subordinated debt indenture. The senior debt indenture and the senior subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." We have filed forms of the global senior indenture and subordinated indenture as exhibits to the registration statement on Form S-3 (No. 333-92258) under the Securities Act of 1933, of which this prospectus is a part. The terms of the indentures are also governed by the applicable provisions of the Trust Indenture Act of 1939.


    The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from CIT or the applicable trustee. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Wherever particular sections or defined terms of the applicable indenture are referred to, these sections or defined terms are incorporated into this prospectus by reference and the statements in this prospectus are qualified by that reference.

GENERAL

    The indentures provide that any debt securities that we issue will be issued in fully registered form. We may issue the debt securities in one or more separate series of senior or senior subordinated securities. Debt securities in a particular series may have different maturities or different purchase prices. (See Section 2.01 of the indentures).

    The debt securities that we issue will constitute either "superior indebtedness" or "senior subordinated indebtedness," as those terms are defined below. From time to time, we may issue senior debt securities or "senior securities," in one or more separate series of debt securities. We will issue each series of senior securities under separate indentures, each substantially in the form of a global senior indenture filed with the SEC. We will enter into each senior indenture with a banking institution organized under the laws of the United States or one of the states thereof. We refer to this banking institution as a "senior trustee."

    From time to time, we may also issue senior subordinated debt securities as one or more separate series of debt securities. We will issue each series of senior subordinated securities under one or more separate indentures, each substantially in the form of a senior subordinated global indenture filed with the SEC. We will enter into each senior subordinated indenture with a banking institution organized under the laws of the United States or one of the states thereof. We refer to this banking institution as "senior subordinated trustee."

    LIMITATIONS ON INDEBTEDNESS. The terms of the senior indentures do not limit the amount of debt securities or other unsecured superior indebtedness that we may issue. The terms of the senior indentures also do not limit the amount of subordinated debt, secured or unsecured, that we may issue. The terms of some of the senior subordinated indentures may limit the amount of debt securities or other unsecured senior subordinated indebtedness that we may issue or limit the amount of junior subordinated indebtedness that we may issue. For a description of these limitations, see "Description of Debt Securities--Restrictive Provisions and Covenants" on pages 18-19. At March 31, 2002, there was no senior subordinated indebtedness issued and outstanding. At March 31, 2002, under the most restrictive provisions of the senior subordinated indentures, we could issue up to approximately $6.5 billion of additional senior subordinated indebtedness.

    ORIGINAL ISSUE DISCOUNT. Debt securities bearing no interest or a below market interest rate when issued are known as original issue discount securities. We will offer any original issue discount securities which we issue at a discount, which may be substantial, below their stated principal amount. You should refer to the prospectus supplement for a description of federal income tax consequences and other special considerations applicable to original issue discount securities.

    PARTICULAR TERMS OF OFFERED DEBT SECURITIES. You should refer to the prospectus supplement for a description of the particular terms of any debt securities that we offer for sale. The following are some of the terms of these debt securities that we will describe in the prospectus supplement:

    - title, designation, total principal amount and authorized denominations;

    - percentage of principal amount at which debt securities will be issued;

    - maturity date or dates;

    - interest rate or rates (which may be fixed or variable) per annum, the method of determining the interest rate or rates and any original issue discount;

    - payment dates for interest and principal and the provisions for accrual of interest;

    - provisions for any sinking, purchase or other comparable fund;

    - any redemption terms;

    - designation of the place where registered holders of debt securities may be paid or may transfer or redeem debt securities;

    - designation of any foreign currency, including composite currencies, in which the debt securities may be issued or paid and any terms under which a holder of debt securities may elect to be paid in a different currency than the currency of the debt securities;

    - any index that may be used to determine the amounts of principal, interest or any other payment due on the debt securities; and

    - designation of the debt securities as senior securities or senior subordinated securities. (See Section 2.01 of the indentures).

    PAYMENT. Unless otherwise specified in the prospectus supplement, we will make all payments due on debt securities, less any applicable withholding taxes, at the office of CIT or its agent maintained for this purpose in New York, New York. However, at our option, we may pay interest, less any applicable withholding taxes, by mailing a check to the address of the person entitled to the interest as their name and address appear on our register. (See
Section 2.04 of the indentures).

    TRANSFER OF DEBT SECURITIES. A registered holder of debt securities or a properly authorized attorney of the holder, may transfer these debt securities at our office or our agent's office. The prospectus supplement will describe the location of these offices. We will not charge the holder a fee for any transfer or exchange of debt securities, but we may require the holder to pay a sum sufficient to cover any tax or other governmental charge in connection with a transfer or exchange. (See Section 2.06 of the indentures).

    CERTAIN DEFINED TERMS. "Indebtedness" in the definition of the terms "superior indebtedness," "senior subordinated indebtedness," and "junior subordinated indebtedness" means all obligations which in accordance with generally accepted accounting principles should be classified as liabilities on a balance sheet and in any event includes all debt and other similar monetary obligations, whether direct or guaranteed.

    "Superior indebtedness" means all of our indebtedness that is not by its terms subordinate or junior to any of our other indebtedness. The senior securities will constitute superior indebtedness.

    "Senior subordinated indebtedness" means all of our indebtedness that is subordinate only to superior indebtedness. The senior subordinated securities will constitute senior subordinated indebtedness.

    "Junior subordinated indebtedness" means all indebtedness of CIT that is subordinate to both superior indebtedness and senior subordinated indebtedness.

SENIOR SECURITIES

    The senior securities will be direct, unsecured obligations of CIT. Senior securities will constitute superior indebtedness issued with equal priority to the other superior indebtedness. At March 31, 2002, CIT Group Inc.'s consolidated unaudited balance sheet reflected approximately $24.5 billion of outstanding superior indebtedness.

    The senior securities will be senior to all senior subordinated indebtedness, including the senior subordinated securities. At March 31, 2002, CIT Group Inc.'s consolidated balance sheet reflected no outstanding senior subordinated indebtedness and no outstanding junior subordinated indebtedness.

SENIOR SUBORDINATED SECURITIES

    The senior subordinated securities will be direct, unsecured obligations of CIT. CIT will pay principal, premium, if any and interest on the senior subordinated securities only after the prior payment in full of all superior indebtedness of CIT, including the senior securities.

    In the event of any insolvency, bankruptcy or similar proceedings, the holders of superior indebtedness will be paid in full before any payment is made on the senior subordinated securities. An event of default under or acceleration of superior indebtedness does not in itself trigger the payment subordination provisions applicable to senior subordinated securities. However, if the senior subordinated securities are declared due and payable before maturity due to a default, the holders of the senior subordinated securities will be entitled to payment only after superior indebtedness is paid in full.

    Due to these subordination provisions, if we become insolvent, the holders of superior indebtedness may recover a higher percentage of their investment than the holders of the senior subordinated securities. We intend that any senior subordinated securities will be in all respects equal in right of payment with the other senior subordinated indebtedness, including CIT's outstanding senior subordinated securities. We also intend that all senior subordinated securities will be superior in right of payment to all junior subordinated indebtedness and to all outstanding capital stock.

RESTRICTIVE PROVISIONS AND COVENANTS

    NEGATIVE PLEDGE. Generally, the indentures do not limit the amount of other securities that we or our subsidiaries may issue. But each indenture contains a provision, the "Negative Pledge," that we will not pledge or otherwise subject to any lien any of our property or assets to secure indebtedness for money borrowed, incurred, issued, assumed or guaranteed by us, subject to certain exceptions. (See Section 6.04 of the indentures).

    Under the terms of the Negative Pledge, we are permitted to create the following liens:

    - liens in favor of any of our subsidiaries;

    - purchase money liens;

    - liens existing at the time of any acquisition that we may make;

    - liens in favor of the United States, any state or governmental agency or department to secure obligations under contracts or statutes;

    - liens securing the performance of letters of credit, bids, tenders, sales contracts, purchase agreements, repurchase agreements, reverse repurchase agreements, bankers' acceptances, leases, surety and performance bonds and other similar obligations incurred in the ordinary course of business;

    - liens upon any real property acquired or constructed by us primarily for use in the conduct of our business;

    - arrangements providing for our leasing of assets, which we have sold or transferred with the intention that we will lease back these assets, if the lease obligations would not be included as liabilities on our consolidated balance sheet;

    - liens to secure non-recourse debt in connection with our leveraged or single-investor or other lease transactions;

    - consensual liens created in our ordinary course of business that secure indebtedness that would not be included in total liabilities as shown on our consolidated balance sheet;

    - liens created by us in connection with any transaction that we intend to be a sale of our property or assets;

    - liens on property or assets financed through tax-exempt municipal obligations;

    - liens arising out of any extension, renewal or replacement, in whole or in part, of any financing permitted under the Negative Pledge, so long as the lien extends only to the property or assets, with improvements, that originally secured the lien; and

    - liens that secure certain other indebtedness which, in an aggregate principal amount then outstanding, does not exceed 10% of our consolidated net worth.

(See Section 6.04 of the indentures for the provisions of the Negative Pledge).

    In addition, in the senior subordinated indentures, we have agreed not to permit:

    - the aggregate amount of senior subordinated indebtedness outstanding at any time to exceed 100% of the aggregate amount of the par value of our capital stock plus our consolidated surplus (including retained earnings); or

    - the aggregate amount of senior subordinated indebtedness and junior subordinated indebtedness outstanding at any time to exceed 150% of the aggregate amount of the par value of the capital stock plus our consolidated surplus (including retained earnings). Under the more restrictive of these tests, as of March 31, 2002, we could issue up to approximately $6.5 billion of additional senior subordinated indebtedness.

(See senior subordinated indenture Section 6.05).

    RESTRICTIONS ON MERGERS AND ASSET SALES. Subject to the provisions of the Negative Pledge, the indentures will not prevent us from consolidating or merging with any other corporation or selling our assets as or substantially as, an entirety. However, if we are not the surviving corporation in a merger, the surviving corporation must expressly assume our obligations under the indentures. Similarly, if we were to sell our assets as or substantially as, an entirety to another party, the purchaser must also assume our obligations under the indentures. (See Section 15.01 of the senior indenture, Section 16.01 of the senior subordinated indenture).

    The holders of at least a majority in principal amount of the outstanding debt securities of any series may waive compliance with the restrictions of the Negative Pledge. This waiver of compliance will bind all of the holders of that series of debt securities. (See
Section 6.06 of the senior indenture, Section 6.07 of the senior subordinated indenture).

    Other than these restrictions, the indentures contain no additional provisions limiting our ability to enter into a highly leveraged transaction.

MODIFICATION OF INDENTURE

    Each indenture contains provisions permitting us and the trustee to amend, modify or supplement the indenture or any supplemental indenture as to any series of debt securities. Generally, these changes require the consent of the holders of at least 66 2/3% of the outstanding principal amount of each series of debt securities affected by the change.

    Unanimous consent of the holders of a series of debt securities is required for any of the following changes:

    - extending the maturity of that series of debt security, reducing the rate, extending the time of payment of interest or reducing any other payment due under that series of debt security; or

    - reducing the percentage of holders required to consent to any amendment or modification for purposes of that series of debt security.

    The rights, duties or immunities of the trustee cannot be modified without the consent of the trustee.

(See Section 14.02 of the indentures).

COMPUTATIONS FOR OUTSTANDING DEBT SECURITIES

    In computing whether the holders of the requisite principal amount of outstanding debt securities have taken action under an Indenture:

    - for an original issue discount security, we will use the amount of the principal that would be due and payable as of that date, as if the maturity of the debt had been accelerated due to a default; or

    - for a debt security denominated in a foreign currency or currencies, we will use the U.S. dollar equivalent of the outstanding principal amount as of that date, using the exchange rate in effect on the date of original issuance of the debt security.

(See Section 1.02 of the indentures).

EVENTS OF DEFAULT

    Each indenture defines an "event of default" with respect to any series of debt securities. An event of default under an indenture is any one of the following events that occurs with respect to a series of debt securities:

    - nonpayment for thirty days of any interest when due;

    - nonpayment of any principal or premium, if any, when due;

    - nonpayment of any sinking fund installment when due;

    - failure, after thirty days' appropriate notice, to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of another series of debt securities);

    - certain events in bankruptcy, insolvency or reorganization; or

    - nonpayment of interest on our indebtedness, including guaranteed indebtedness (other than indebtedness that is subordinate) or nonpayment of any principal on any of our indebtedness, after appropriate notice and expiration of any applicable grace period.

(See Section 7.01 of the indentures).

    The trustee may withhold notice of any default (except in the payment of principal of, premium, if any or interest, if any, on any series of debt securities) if the trustee considers that withholding notice is in the interests of the holders of that series of debt securities. (See Section 11.03 of the indentures).

    Generally, each indenture provides that upon an event of default, the trustee or the holders of not less than 25% in principal amount of any series of debt securities then outstanding may declare the principal of all debt securities of that series to be due and payable. (See Section 7.02 of the indentures).

    You should refer to the prospectus supplement for any original issue discount securities for disclosure of the particular provisions relating to acceleration of the maturity of indebtedness upon the occurrence of an event of default.

    Within 120 days after the close of each fiscal year, we are required to file with each trustee a statement, signed by specified officers, stating whether or not the specified officers have knowledge of any default and, if so, specifying each default, the nature of the default and what action, if any, has been taken to cure the default. (See Section 6.05 of the senior indenture, Section 6.06 of the senior subordinated indenture).

    Except in cases of default and acceleration, the trustee is not under any obligation to exercise any of its rights or powers under an indenture at the request of holders of debt securities, unless these holders offer the trustee a reasonable indemnity. (See Section 11.01 of the indentures). As long as the trustee has this indemnity, the holders of a majority in principal amount of any series of debt securities outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or of exercising any trust or power conferred upon the trustee. (See
Section 7.08 of the indentures).

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

    We may, at any time, satisfy our obligations with respect to payments on any series of debt securities by irrevocably depositing in trust with the trustee cash or Government Obligations, as defined in the indenture or a combination thereof sufficient to make payments on the debt securities when due. If we make this deposit in a sufficient amount, properly verified, then we would discharge all of our obligations with respect to that series of debt securities and the indenture insofar as it relates to that series of debt securities, except as otherwise provided in the indenture. In the event of this defeasance, holders of that series of debt securities would be able to look only to the trust fund for payment on that series of debt securities until the date of maturity or redemption. Our ability to defease debt securities of any series using this trust fund is subject to certain tax, legal and stock exchange requirements. (See Sections 12.01, 12.02 and 12.03 of the indentures).

INFORMATION CONCERNING THE TRUSTEES

    We may periodically borrow funds from any of the trustees. We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with any of the trustees. A trustee under a senior indenture or a senior subordinated indenture may act as trustee under any of CIT's other indentures.

                              PLAN OF DISTRIBUTION

    We may sell the debt securities being offered hereby:

    - directly to purchasers;

    - through agents;

    - to dealers; or

    - through an underwriter or a group of underwriters.

    We may directly solicit offers to purchase debt securities. We may also solicit offers through our agents. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less). Under our agreements with agents, we may indemnify agents against certain civil liabilities, including liabilities under the Securities Act of 1933.

    We may also sell debt securities through a dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. Under our agreements with dealers, we may indemnify dealers against certain civil liabilities, including liabilities under the Securities Act.

    We may also use one or more underwriters to sell debt securities. Under our agreements with underwriters, we may indemnify underwriters against certain liabilities, including liabilities under the Securities Act. The names of the underwriters and the terms of the debt securities will be set forth in the prospectus supplement. When reselling debt securities to the public, the underwriters will deliver the prospectus supplement and this prospectus to purchasers of debt securities, as required by applicable law.

    The underwriters, dealers, and agents may be deemed to be underwriters under the Securities Act. Any discounts, commissions, or concessions that they receive from us or any profit they make on the resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. We will disclose in the prospectus supplement any person who may be deemed to be an underwriter and any compensation that we have paid to any underwriter. We may have various other commercial relationships with our underwriters, dealers, and agents.

    If disclosed in the prospectus supplement, we may authorize underwriters and agents to solicit offers by certain institutions to purchase offered debt securities from us at the public offering price set forth in the prospectus supplement pursuant to contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and unless we otherwise agree the aggregate principal amount of offered debt securities sold pursuant to contracts will be not less nor more than, the amounts stated in the prospectus supplement. We may authorize underwriters and agents to enter into contracts with institutions including commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, all subject to our approval. Contracts will not be subject to any conditions except that any purchase of debt securities by an institution pursuant to a contract must be permitted under applicable laws. We will disclose in the prospectus supplement any commission that we pay to underwriters and agents who sell debt securities pursuant to contracts. Underwriters and agents will have no responsibility in respect of the delivery or performance of contracts.

    The place and time of delivery for the debt securities will be set forth in the prospectus supplement.

                                    EXPERTS

    The consolidated balance sheet of CIT Group Inc. as of September 30, 2001, and the related consolidated statements of income, changes in shareholder's equity and cash flows for the periods from January 1, 2001 to June 1, 2001 and June 2, 2001 to September 30, 2001, incorporated by reference herein and in the registration statement of which this prospectus forms a part, have been so incorporated by reference in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated balance sheet as of December 31, 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows of The CIT Group, Inc. and subsidiaries for each of the years in the two-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement of which this prospectus forms a part, in reliance on the report of KPMG LLP, independent accountants, also incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

    The stand-alone balance sheet of CIT Group Inc. (Del) as of September 30, 2001, incorporated by reference herein and in the registration statement of which this prospectus forms a part, has been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated balance sheet of Tyco Capital Holding, Inc. as of September 30, 2001, and the related consolidated statements of income, changes in shareholder's equity and cash flows for the period from October 13, 2000 (date of inception), to September 30, 2001, incorporated by reference herein and in the registration statement of which this prospectus forms a part, have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

    The validity of the debt securities offered will be passed upon for us by Schulte Roth & Zabel LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a Registration Statement on Form S-3 to register the debt securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document that CIT files at the SEC's Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Certain of our securities are listed on the New York Stock Exchange and reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. You can also obtain more information about us by visiting our web site at http:// www.cit.com.

    The SEC allows us to "incorporate by reference" the information we file with the SEC and information our predecessors filed in the past with the SEC, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information.

We are incorporating by reference into this prospectus the following documents previously filed with the SEC:

    1. CIT Group Inc. (Nevada)'s Transition Report on Form 10-K for the nine months ended September 30, 2001;


    2. CIT Group Inc. (Nevada)'s Quarterly Report on Form 10-Q for the quarter ended December 31, 2001;



    3. CIT Group Inc. (Nevada)'s Quarterly Report on Form 10-Q and 10-Q/A for the quarter ended March 31, 2002;



    4. CIT Group Inc. (Nevada)'s Current Reports on Form 8-K filed January 17, 2002, January 24, 2002, February 7, 2002, February 22, 2002 and
        April 26, 2002; and



    5.  Our Current Reports on Form 8-K filed July 10, 2002 and July 15, 2002.



    Until we have sold all of the debt securities that we are offering for sale under this prospectus, we also incorporate by reference all documents that we will file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.


    We will provide without charge to each person who receives a prospectus, including any beneficial owner, a copy of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to Glenn Votek, Executive Vice President and Treasurer, CIT
Group Inc., 1 CIT Drive, Livingston, New Jersey 07039, telephone (973) 740-5000.

    You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. CIT has not authorized anyone to provide you with different information. CIT is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of the applicable document.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses payable by CIT in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates, except for the registration fee.

SEC registration fee........................................  $1,120,340*
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     450,000
Accounting fees and expenses................................     190,000
Fees and expenses of trustees and paying and authenticating
  agents....................................................     150,000
Rating agencies.............................................     800,000
Blue Sky fees and expenses..................................      25,000
Miscellaneous expenses......................................      10,000
                                                              ----------
  Total.....................................................  $2,945,340
                                                              ==========

------------------------------
* Pursuant to Rule 457(p) of the Securities Act of 1933, as amended, the registrant is offsetting the full amount of the $1,120,340 in registration fees due under this Registration Statement against the filing fees previously paid.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the stockholders, disinterested directors or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.

    Our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to us or our stockholders for any breach of fiduciary duty, except to the extent provided by applicable law
(i) for any breach of the director's duty of loyalty to us or our stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit.

    In addition, we maintain liability insurance for our directors and officers.

    We have entered into indemnification agreements with each of our directors and officers pursuant to which we have agreed to indemnify such persons to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

ITEM 16. EXHIBITS.

    The exhibits to this Registration Statement are listed in the Exhibit Index to this Registration Statement, which Exhibit Index is hereby incorporated by reference.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

           (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purposes of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrants' annual report pursuant to
    Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at the time meets the requirements of Section 10(a) of the Securities Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of July, 2002.


                                                       CIT GROUP INC.

                                                       By:             /s/ JOSEPH M. LEONE
                                                            -----------------------------------------
                                                                         Joseph M. Leone
                                                                   EXECUTIVE VICE PRESIDENT AND
                                                                     CHIEF FINANCIAL OFFICER
                                                                       (PRINCIPAL FINANCIAL
                                                                     AND ACCOUNTING OFFICER)

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints ALBERT R. GAMPER, JR., JOSEPH M. LEONE and ROBERT J. INGATO, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on July 23rd, 2002 in the capacities indicated below.


                                                       By:            /s/ ROBERT J. INGATO*
                                                            -----------------------------------------
                                                                        (Robert J. Ingato,
                                                                        Attorney-in-fact)

                        NAME                                               TITLE
                        ----                                               -----
             /s/ ALBERT R. GAMPER, JR.*                President, Chief Executive Officer, Chairman
     -------------------------------------------         of the Board and Director (Principal
                Albert R. Gamper, Jr.                    Executive Officer)

                 /s/ JOSEPH M. LEONE                   Executive Vice President, Chief Financial
     -------------------------------------------         Officer and Director (Principal Financial
                   Joseph M. Leone                       and Accounting Officer)

                  /s/ JOHN S. CHEN*
     -------------------------------------------                          Director
                    John S. Chen

                        NAME                                               TITLE
                        ----                                               -----
              /s/ WILLIAM A. FARLINGER
     -------------------------------------------                          Director
                William A. Farlinger

               /s/ HON. THOMAS H. KEAN
     -------------------------------------------                          Director
                 Hon. Thomas H. Kean

              /s/ EDWARD J. KELLY, III
     -------------------------------------------                          Director
                Edward J. Kelly, III

                 /s/ PETER J. TOBIN
     -------------------------------------------                          Director
                   Peter J. Tobin

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             ------------------------------------------------------------
             1.1        Form of Underwriting Agreement (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on February 11, 1999).

             1.2        Form of Selling Agency Agreement (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on February 16,
                        1993).

             4.1 Proposed form of Debt Securities (Note) (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on October 25, 1984).

             4.2 Proposed form of Debt Securities (Debenture) (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on October 25, 1984).

             4.3        Proposed form of Debt Securities (Deep Discount Debenture)
                        (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on October 25, 1984).

             4.4        Proposed form of Debt Securities (Zero Coupon Debenture)
                        (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on October 25, 1984).

             4.5        Proposed form of Debt Securities (Extendible Note)
                        (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on July 24, 1989).

             4.6        Proposed form of Debt Securities (Floating Rate Renewable
                        Note) (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on July 24, 1989).

             4.7        Proposed form of Debt Securities (Floating Rate Note)
                        (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on February 16, 1993).

             4.8        Proposed form of Debt Securities (Medium-Term Senior Fixed
                        Rate Note) (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on February 23, 2001).

             4.9        Proposed form of Debt Securities (Medium-Term Senior
                        Floating Rate Note) (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on February 23, 2001).

             4.10       Proposed form of Debt Securities (Medium-Term Senior
                        Subordinated Fixed Rate Note) (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on February 23, 2001).

             4.11       Proposed form of Debt Securities (Medium-Term Senior
                        Subordinated Floating Rate Note) (Incorporated by reference to an Exhibit to Form S-3 filed by CIT on February 23,
                        2001).

             4.12       Form of Indenture dated as of September 24, 1998 by and
                        between CIT (formerly known as Tyco Capital Corporation and
                        Tyco Acquisition Corp. XX (NV) and successor to The CIT
                        Group, Inc.) and Bank One Trust Company, N.A., as trustee, for the issuance of unsecured and unsubordinated debt
                        securities (Incorporated by reference to an Exhibit to Form
                        S-3 filed by CIT on September 24, 1998).

             4.13       First Supplemental Indenture dated as of May 9, 2001 among
                        CIT (formerly known as Tyco Capital Corporation and Tyco
                        Acquisition Corp. XX (NV) and successor to The CIT Group,
                        Inc.), Bank One Trust Company, N.A., as trustee, and Bank
                        One NA, London Branch, as London Paying Agent and London
                        Calculation Agent (Incorporated by reference to Exhibit 4.2d to Post-Effective Amendment No. 1 to Form S-3 filed by CIT on May 11, 2001).

             4.14       Second Supplemental Indenture dated as of June 1, 2001 among
                        CIT (formerly known as Tyco Capital Corporation and Tyco
                        Acquisition Corp. XX (NV) and successor to The CIT

EXHIBIT NO.             DESCRIPTION
-----------             ------------------------------------------------------------
                        Group, Inc.), CIT Holdings (NV) Inc. and Bank One Trust
                        Company, N.A., as trustee (Incorporated by reference to
                        Exhibit 4.2e to Form S-3 filed by CIT on June 7, 2001).

             4.15       Third Supplemental Indenture dated as of February 14, 2002 to an Indenture dated as of September 24, 1998, as
                        supplemented by the First Supplemental Indenture dated as of
                        May 9, 2001 and the Second Supplemental Indenture dated as of June 1, 2001, by and between CIT Group Inc. (formerly
                        known as Tyco Capital Corporation and Tyco Acquisition Corp.
                        XX (NV) and successor to The CIT Group, Inc.) and Bank One
                        Trust Company, N.A., as trustee, for the issuance of
                        unsecured and unsubordinated debt securities (Incorporated by reference to Exhibit 4.2 to Form 8-K filed by CIT on
                        February 22, 2002).

             4.16       Fourth Supplemental Indenture dated as of July 2, 2002 to an
                        Indenture dated as of September 24, 1998, as supplemented by the First Supplemental Indenture dated as of May 9, 2001 and the Second Supplemental Indenture dated as of June 1, 2001 and the Third Supplemental Indenture dated as of
                        February 14, 2002, by and between CIT Group Inc. (formerly known as CIT Group Inc. (Del)) and Bank One Trust Company,
                        N.A., as trustee, for the issuance of unsecured and
                        unsubordinated debt securities (Incorporated by reference to
                        Exhibit 4.1 to Form 8-K filed by CIT on July 10, 2002).

             4.17       Form of Indenture dated as of September 24, 1998 by and
                        between CIT (formerly known as Tyco Capital Corporation and
                        Tyco Acquisition Corp. XX (NV) and successor to The CIT
                        Group, Inc.) and The Bank of New York, as trustee, for the issuance of unsecured and senior subordinated debt
                        securities (Incorporated by reference to an Exhibit to Form
                        S-3 filed by CIT September 24, 1998).

             4.18       First Supplemental Indenture dated as of June 1, 2001 among
                        CIT (formerly known as Tyco Capital Corporation and Tyco
                        Acquisition Corp. XX (NV) and successor to The CIT Group,
                        Inc.), CIT Holdings (NV) Inc. and The Bank of New York, as
                        trustee, for the issuance of unsecured and senior
                        subordinated debt securities (Incorporated by reference to
                        Exhibit 4.2f to Form S-3 filed by CIT on June 7, 2001).

             4.19       Second Supplemental Indenture dated as of February 14, 2002 to an Indenture dated as of September 24, 1998, as
                        supplemented by the First Supplemental Indenture dated as of
                        June 1, 2001, by and between CIT Group Inc. (formerly known as Tyco Capital Corporation and Tyco Acquisition Corp. XX
                        (NV) and successor to The CIT Group, Inc.) and The Bank of
                        New York, as trustee, for the issuance of unsecured senior subordinated debt securities (Incorporated by reference to
                        Exhibit 4.3 to Form 8-K filed by CIT on February 22, 2002).

             4.20       Third Supplemental Indenture dated as of July 2, 2002 to an
                        Indenture dated as of September 24, 1998, as supplemented by the First Supplemental Indenture dated as of June 1, 2001
                        and the Second Supplemental Indenture dated as of
                        February 14, 2002, by and between CIT Group Inc. (formerly known as CIT Group Inc. (Del)) and The Bank of New York, as trustee, for the issuance of unsecured senior subordinated debt securities (Incorporated by reference to Exhibit 4.2 to
                        Form 8-K filed by CIT on July 10, 2002).

             4.21       Certain instruments defining the rights of holders of CIT's long-term debt, none of which authorize a total amount of
                        indebtedness in excess of 10% of the total amounts
                        outstanding of CIT and its subsidiaries on a consolidated
                        basis have not been filed as exhibits. CIT agrees to furnish a copy of these agreements to the Commission upon request.

             5.1        Opinion of Schulte Roth & Zabel LLP (Filed previously).

EXHIBIT NO.             DESCRIPTION
-----------             ------------------------------------------------------------
            10.1        Form of Separation Agreement by and between Tyco
                        International Ltd. and CIT (Incorporated by reference to
                        Exhibit 10.2 to Form S-1/A filed by CIT on June 12, 2002).

            10.2        Form of Financial Services Cooperation Agreement by and
                        between Tyco International Ltd. and CIT (Incorporated by
                        reference to Exhibit 10.3 to Form S-1/A filed by CIT on June
                        12, 2002).

            10.3        Retention Agreement for Albert R. Gamper, Jr., as proposed to be amended (Incorporated by reference to Exhibit 10.19 to
                        Form S-1/A filed by CIT on June 26, 2002).

            10.4 Retention Agreement for Joseph M. Leone (Incorporated by reference to Exhibit 10.20 to Form S-1/A filed by CIT on June 26, 2002).

            10.5 Retention Agreement for Thomas B. Hallman (Incorporated by reference to Exhibit 10.21 to Form S-1/A filed by CIT on June 26, 2002).

            10.6        Retention Agreement for Lawrence A. Marsiello (Incorporated
                        by reference to Exhibit 10.22 to Form S-1/A filed by CIT on
                        June 26, 2002).

            10.7 Retention Agreement for Nikita Zdanow (Incorporated by reference to Exhibit 10.23 to Form S-1/A filed by CIT on June 26, 2002).

            10.8        Executive Severance Plan (Incorporated by reference to
                        Exhibit 10.24 to Form S-1/A filed by CIT on June 26, 2002).

            10.9 Long-Term Equity Compensation Plan (Incorporated by reference to Exhibit 10.25 to Form S-1/A filed by CIT on June 26, 2002).

            10.10       Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.26 to Form S-1/A filed by CIT on June 26,
                        2002).

            10.11       Form of Tax Agreement by and between Tyco International Ltd.
                        and CIT (Incorporated by reference to Exhibit 10.27 to Form
                        S-1/A filed by CIT on June 12, 2002).

            12.1 Computation of Ratios of Earnings to Fixed Charges (Filed previously).

            21.1        Subsidiaries of CIT (Incorporated by reference to Exhibit
                        21.1 to Form S-1/A filed by CIT on June 12, 2002).

            23.1        Consent of PricewaterhouseCoopers LLP (CIT Group Inc.)
                        (Filed herewith).

            23.2        Consent of PricewaterhouseCoopers LLP (CIT Group Inc.)
                        (Filed herewith).

            23.3        Consent of KPMG LLP (Filed herewith).

            23.4        Consent of PricewaterhouseCoopers LLP (CIT Group Inc. (Del))
                        (Filed herewith).

            23.5        Consent of PricewaterhouseCoopers LLP (Tyco Capital Holding,
                        Inc.) (Filed herewith).

            23.6        Consent of Schulte Roth & Zabel LLP (Included in Exhibit
                        5.1).

            24.1 Powers of Attorney (Filed herewith) (Included on the signature page of this Form S-3).

            24.2        Board Resolutions (Filed previously).

            25.1        Form T-1 Statement of Eligibility under the Trust Indenture
                        Act of 1939 of The Bank of New York (Filed previously).

            25.2        Form T-1 Statement of Eligibility under the Trust Indenture
                        Act of 1939 of Bank One Trust Company, NA (Filed
                        previously).


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